Mail Stop 0408


								November 8, 2006






Mr. Thomas R. Burton
President and Chief Executive Officer
Hampden Bancorp, Inc.
19 Harrison Avenue.
Springfield, Massachusetts 01102


Re: 	Hampden Bancorp, Inc.
      Amendment Number 2 to Registration Statement on Form S-1
      File No. 333-137359
      Filed November 1, 2006



Dear Mr. Burton:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. As previously requested, please use no typeface smaller than that used in most of the prospectus.


Summary, page 1
2. As we requested in our comment number 4 of our letter to you dated
October 18, 2006, please state, in the preamble, that the Summary highlights "material" information.

3. We note your response, on pages 5 and 6, to our comment number
8
of our letter to you dated October 18, 2006. Please revise the discussion relating to the table on page 7 to clarify that only the
Hampden data is pro forma. The staff concurs with your analysis of the "less expensive/more expensive" disclosure, waives its former comment requesting such disclosure, and requests that you delete it.


Purchases by Directors and Executive Officers, page 22
4. As previously requested, please disclose that the purchases by directors and officers will be for investment purposes.


      * * * * * * * * * * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore at (202) 551-3463 or Kevin L. Vaughn at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3448
with
any other questions.




						Sincerely,



						Mark Webb
						Legal Branch Chief





cc. 	R. Mark Chamberlain, Esquire
      Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P..C.
      One Financial Center
      Boston, Massachusetts 02111




Mr. Thomas R. Burton
Hampden Bancorp, Inc.
November 8, 2006
Page 1